SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2005

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  J. Keith Legg
                  -------------------------------------
                  Southern Company Services, Inc
                  600 North 18th Street / 14N-8195
                  -------------------------------------
                  Birmingham, AL 35291-8195
                  -------------------------------------

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

Manager Clean Air Compliance - Engineering: Services provided include managing the evaluation for cost effectiveness and selection of air quality control equipment (i.e. Selective Catalytic Reduction (SCR) systems, Low NOx Burner systems, Flue Gas Desulphurization systems (scrubbers), mercury reduction controls, etc) for retrofit on existing fossil fired power plants to meet environmental regulations and laws. Services also include oversight of the air quality control retrofit engineering and installation to ensure control performance guarantees are met


         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                         Salary or other
                         compensations
Name of        received     to be          Person or company from whom received
recipient                   received       or to be received
              (a)           (b)

J. Keith      $557,348    to be included   Southern Company Services, Inc.
Legg                      in supplementary
                          Statement

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a)    Total amount of routine expenses charged to client: $0
           (b)    Itemized list of all other expenses: N/A

Date     January 27, 2003                         (Signed) /s/ J. Keith Legg